

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2024

Darren Watt
General Counsel
RB GLOBAL INC.
Two Westbrook Corporate Center, Suite 500
Westchester, Illinois, USA 60154

> **Re: RB GLOBAL INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **File No. 001-13425**

Dear Darren Watt:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences